# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Origin Agritech Limited, CIK 0001321851
CUSIP: G67828205
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Origin R&D Center, Shuangbutou Village, Tongzhou District, Beijing, China (F4), 101119
Date of event which requires filing of this statement: 10/31/2024
Filed by CIK 0002065712
Persons authorized to receive notices and communications: Wei Hua Derek Wong, Flat 1, 29/F, Block B, One Silversea, 18 Hoi Fai RD, Tai Kok Tsui, Hong Kong, Hong Kong (K3), 00000, 852 9198 6909; Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe LL, 711 Third Avenue - 17th Floor, New York City, New York (NY), 10017, 212-907-7349

## Reporting persons
- Ausgood Lifestyle Company Limited (CIK 0002065712): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 1,413,100; shared voting power 0; sole dispositive power 1,413,100; shared dispositive power 0; aggregate amount beneficially owned 1,413,100 (11.637% of the class)
- Keen Merit Asia Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 446,200; shared voting power 0; sole dispositive power 446,200; shared dispositive power 0; aggregate amount beneficially owned 446,200 (3.674% of the class)
- Wei Hua Derek Wong (family name Wong): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 1,859,300; shared voting power 0; sole dispositive power 1,859,300; shared dispositive power 0; aggregate amount beneficially owned 1,859,300 (15.311% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Origin Agritech Limited
Address of issuer's principal executive offices: Origin R&D Center, Shuangbutou Village, Tongzhou District, Beijing, China (F4), 101119

## Item 2. Identity and Background
Name of person filing: Ausgood Lifestyle Company Limited
Residence or business address: Address: Flat 1, 29/F, Block B, One Silversea, 18 Hoi Fai RD, Tai Kok Tsui, Hong Kong
Present principal occupation or employment: Investment company
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: Incorporated in Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the acquisition of ordinary shares by Ausgood Lifestyle Company Limited is to make a long term investment into the issuer. Similarly, the purpose of the acquisition of ordinary shares by Keen Merit Asia Limited is to make a long term investment in the issuer. Neither shareholder intends to take any of the enumerated actions listed in item 4 of the Form for Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The reporting person, Ausgood Lifestyle Company Limited, owns directly 1,413,100 ordinary shares which equals 11.637% of the issued and outstanding shares of the issuer as of the date hereof. Keen Merit Asia Limited owns 446,200 ordinary shares which equals 3.674% of the issued and outstanding shares of the issuer as of the date hereof. The current percentages are based on 12,143,526 ordinary shares outstanding as of October 15, 2025.

Mr. Wong, is the sole director of both Ausgood Lifestyle Company Limited and Keen Merit Asia Limited, and therefore, he has dispositive and voting authority over 15.311% of the ordinary shares as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Ausgood Lifestyle Company Limited: 1,413,100 ordinary shares.

Keen Merit Asia Limited: 446,200 ordinary shares.

Mr. Wong, director: 1,859,300 ordinary shares
Transactions in the class effected during the past sixty days:
Each of Ausgood Lifestyle Company Limited and Keen Merit Asia Limited entered into a securities purchase agreement dated August 21, 2024 with the Company to purchase ordinary shares, in three separate tranches. The first tranche was purchased Oct. 22, 2024 at a per share price of $2.37. By amendment to the securities purchase agreement dated as of Sep. 29, 2025, the second and third tranches were purchased at a price of $1.20. Ausgood Lifestyle Company Limited paid an aggregate of $2,252,500 for the aggregate of 1,413,100 ordinary shares, and Keen Merit Asia Limited paid an aggregate of $711,000 for the aggregate of 446,200. The transactions were made in an exempt offering under Regulation S, of the Securities Act of 1933, as amended.

Mr. Wong, as the sole director of both Ausgood Lifestyle Company Limited and Keen Merit Asia Limited, currently has dispositive and voting authority over 1,859,300 ordinary shares, representing 15.311% of the issued and outstanding shares, based on 12,143,526 ordinary shares being issued and outstanding immediately after the transaction. The securities purchased by Ausgood Lifestyle Company Limited and Keen Merit Asia Limited were for investment, and not for distribution.

The purchasers of the shares do not have any director or other investor rights different from the holders of all the other issued and outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Mr. Wei Hua Derek Wong (family name Wong), the sole director of Ausgood Lifestyle Company Limited and Keen Merit Asia Limited, has the sole voting and dispositive authority over the ordinary shares of the issuer held by each of the foregoing companies.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 5 (c) of this Schedule 13D report.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Securities Purchase Agreement for sale of ordinary shares dated August 21, 2024 (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed by Origin Agritech Limited for the Fiscal Year Ended September 30, 2024, filed February 10, 2025).

## Signatures
- Ausgood Lifestyle Company Limited: /S/ Wei Hua Derek Wong, Sole Director (10/20/2025)
- Keen Merit Asia Limited: /s/ Wei Hua Derek Wong, Sole Director (10/20/2025)
- Wei Hua Derek Wong (family name Wong): /s/ Wei Hua Derek Wong, Sole Director (10/20/2025)